nFlate, Inc.
Statements of Cash Flows
(Unaudited)

	Year Ended Decmeber 31, 2016	Year Ended December 31, 2015
Cash flows from operating activities		
Net loss	$ (380,076)	$ (10,793)
Adjustments to reconcile net loss to net cash provided by operations:		
Changes in operating assets and liabilities		
Security Deposit	(850)	
Payroll liablities	14,469	1,139
Net cash used in operating activities	(366,457)	(9,654)
Cash flows from financing activities		
Proceeds from long-term debt	420,000	
Proceeds from long-term debt - related party	16,579	11,972
Net cash provided by financing activities	436,579	11,972
Net cash increase (decrease) for period	70,122	2,318
Cash at beginning of period	1,179	3,497
Cash at end of period	$ 71,301	$ 1,179